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                 November 4, 2020

       Stephen Thomas
       Chief Executive Officer
       TPT Global Tech, Inc.
       501 West Broadway, Suite 800
       San Diego, CA 92101

                                                        Re: TPT Global Tech,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 28,
2020
                                                            File No. 333-249709

       Dear Mr. Thomas:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Larry
       Spirgel, Office Chief, at (202) 551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Christen Lambert, Esq.